SEC 05039260 ISSION

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empire Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2170 W. State Road 434, Suite 100
(No. and Street)

Loogwood (City) Florida (State) 32779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald A. Wojnowski, Jr. 407-774-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney, Gates & Co.
(Name – *if individual, state last, first, middle name*)

2419 E. Commercial Blvd., #302, Ft. Lauderdale, FL 33308
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASHINGTON

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald A. Wojnowski, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Financial Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004
and
REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

TABLE OF CONTENTS

Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders and Board of Directors
Empire Financial Group, Inc.

We have audited the accompanying statement of financial condition of Empire Financial Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Financial Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly represented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney, Gates + Co.

February 25, 2005

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone: (954) 202-9902 Facsimile: (954) 202-9903

EMPIRE FINANCIAL GROUP, INC.
(WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	35,465
Commissions and other receivables due from clearing organization		2,093,411
Trading account securities, at fair value		2,061,371
Due from employees		19,810
Furniture and equipment, net		97,673
Deposits at clearing organizations		404,772
Other assets		148,736
Due from parent and affiliated companies		1,421,527
	$	6,282,765

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Cash overdraft	$	122,029
Accounts payable		387,034
Due to clearing organization		270,367
Trading account securities sold, but not yet purchased		2,659,680
Accrued expenses		1,003,529
Total liabilities		4,442,639
Stockholder's equity		
Voting common stock, par value $10.00 per share; 1,000 shares authorized, issued and outstanding		10,000
Non-voting common stock, par value $.001 per share; 500,000 shares authorized, 200,000 shares issued and outstanding		200
Additional paid-in capital		3,478,858
Accumulated deficit		(1,648,931)
Total stockholder's equity		1,840,127
	$	6,282,765

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions and fees	$	15,400,316
Equities market-making trading revenues, net		5,143,629
Fees from related party		456,726
Interest and dividend income		170,294
Other revenue		207,445
		21,378,410
Expenses:		
Employee compensation and benefits		4,156,291
Commissions, clearing and execution costs		14,611,385
Order flow payments		324,356
Communications and data processing		428,088
Interest		2,707
Advertising		22,424
General and administrative		1,235,072
		20,780,323
Net income	$	598,087

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Voting Common stock		Non-voting Common stock		Additional Paid-in	Accumulated	Total stockholder's
	Shares	Amount	Shares	Amount	Capital	deficit	equity
Balance, January 1, 2004	1,000	$ 10,000	200,000	$ 200	$ 3,478,858	$ (2,247,018)	$ 1,242,040
Capital contribution by stockholders							-
Net income						598,087	598,087
Balance, December 31, 2003	1,000	$ 10,000	200,000	$ 200	$ 3,478,858	$ (1,648,931)	$ 1,840,127

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY-OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 598,087
Adjustments to reconcile net loss to net	
cash provided from operating activities	
Depreciation	20,164
Amortization	145,393
(Increase) decrease in operating assets:	
Commissions and other receivables from clearing organizations	(1,255,498)
Deposits at clearing organizations	(100,304)
Trading account securities, net	637,010
Due from employees and officers	(5,435)
Other assets	(21,690)
Due from parent and affiliated companies	(843,342)
Increase (decrease) in operating liabilities:	
Cash overdraft	122,029
Accounts payable	172,260
Accrued expenses	416,281
Total adjustments	(713,132)
Total cash used by operating activities	(115,045)
Cash flows from investing activities:	
Purchase of equipment	(102,158)
Net decrease in cash	(217,203)
Cash at beginning of period	252,668
Cash at end of year	$ 35,465
Supplemental cash flow information:	
Cash paid during the year for interest	$ 2,707

The accompanying notes are an integral part of these financial statements

1. BUSINESS

Empire Financial Group, Inc. (the "Company"), was incorporated in Florida on August 20, 1990. It is a wholly-owned subsidiary of Empire Financial Holding Company (the "Parent"). The Company conducts a retail discount and full service brokerage operation, services independent registered representatives, and provides retail and wholesale order execution and market making services. All securities transactions are cleared through its clearing broker dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Trading account securities owned and trading account securities sold, but not yet purchased – Trading account securities are comprised of the equity securities held by the Company's trading and market making operations. The securities are recorded at fair value with unrealized gains and losses reflected in the current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Securities transactions – Securities transactions and the related revenues and commissions are recorded on a trade date basis.

Furniture and equipment – Furniture and equipment are recorded at cost. Depreciation of furniture and equipment are provided utilizing the straight line method over the estimated useful lives of the related assets.

Fair value of financial instruments – The financial instruments of the Company consisting of commissions and other receivables from clearing organization, deposits are clearing organization, accounts payable, due to clearing organization, accounts payable and accrued expenses are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

Commissions and fees –Commissions and fees include revenues generated from transactional fees charged to retail and institutional customers. Commissions and fees also include mutual fund transaction sales commissions and trailer fees, which are periodic fees paid mutual funds as an incentive to keep assets invested with them over time.

Advertising – Advertising costs are expensed as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – The Company is included in the federal income tax return filed by the Parent. Federal and state income taxes are allocated as if the Company filed on a separate return basis.

The Company accounts for income taxes on an asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized.

Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

3. RECEIVABLES FROM AND PAYABLE TO BROKER DEALERS AND CLEARING ORGANIZATION

Commissions and other receivables from clearing organization and payable to broker dealers and clearing organization at December 31, 2004 consisted of the following:

	Receivable	Payable
Settlement receivable	$ 1,747,601	$ -
Receivable from clearing organization	345,809	-
Payable to clearing organization	-	270,367
	$ 2,093,411	$ 270,367

4. DEPOSITS AT CLEARING ORGANIZATION

The Company has a clearing agreement with an unaffiliated clearing organization. Under the agreement, the clearing organization provides the Company execution and clearing services on a fully disclosed basis. The Company had $404,772 in its deposit account with its clearing organization and was required to maintain a minimum deposit of $400,000 at December 31, 2004.

5. FURNITURE AND EQUIPMENT

At December 31, 2004, property and equipment consisted of the following:

		Estimated useful lives
Equipment	$ 66,450	5-7 years
Computers	86,244	5 years
Furniture and fixtures	30,983	7 years
	183,677	
Less accumulated depreciation	(86,004)	
	$ 97,673	

Depreciation expense charged to income was $20,164 in 2004.

6. CUSTOMER LISTS

During the year ended December 31, 2004, the Company amortized $145,393 of a customer list, which fully amortized the list as of that date.

7. RELATED PARTY TRANSACTIONS

The Company shares office facilities, staff and office equipment with its Parent and a subsidiary of the Parent (the "Affiliate"). The Company recorded as its portion of rent and telephone expense approximately $82,600 and $99,300, respectively during the year ended December 31, 2004. Other expenses paid by the Company for the Parent and Affiliate are recorded as advances. During the year the Company received management fees from its affiliate in the approximate amount of $456,700.

At December 31, 2004, due from Parent and Affiliate were approximately $1,213,900 and $207,600, respectively. The amounts due from the Parent and affiliate for advances increased by approximately $683,400 and $160,000, respectively

8. COMMITMENTS AND CONTINGENCIES

The securities industry is subject to extensive regulation under Federal, state and applicable international laws. As a result, the Company is required to comply with many complex laws and rules and its ability to Comply is dependent in large part upon the establishment and maintenance of a qualified compliance system. From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitration and administrative claims involving securities and other matters. The Company is also subject to periodic regulatory audits and inspections. Compliance and trading problems are reported to regulators, such as the SEC, the NYSE, the NASD or the OTS by dissatisfied customers or others and are investigated by such regulators, and ay, if pursued, result in formal claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business.

The Company is a defendant or co-defendant in arbitration matters incidental to its retail brokerage services business. The Company is contesting the allegations of the complaints in these cases. In view of the number and diversity of claims against the Company, the number of jurisdictions in which such matters are pending and the inherent difficulty of predicting the outcome of the claims, management cannot state with certainty the eventual outcome of these matters. In the opinion of management, based on discussions with legal counsel, the outcome of the matters will not result in a material adverse affect on the financial position or results of operations of the Company.

9. NET CAPITAL REQUIREMENTS AND VIOLATIONS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to $1,000,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

9. NET CAPITAL REQUIREMENTS AND VIOLATIONS (CONTINUED)

At December 31, 2004, the Company had a net capital deficiency of $602,174, which was $1,602,174 below its required net capital of $1,000,000. The deficiency resulted in a net capital violation as of December 31, 2004, and each day thereafter until the Company rectified the violation on February 15, 2005. When management of the Company became aware of the deficiency and the resulting violation, management voluntarily shutdown the Company's trading operations for 11 days until additional capital was raised to meet requirements. The Company also had a net capital deficiency throughout 2004. In addition, the Company prepared financial statements without recording trading securities and their related unrealized gains and/or losses applicable to its market making activities during the year.

The Company's ratio of aggregate indebtedness to net capital was (738)% to 1. The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

10. OFF BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or a broker dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of market value if the security contract is different from the contract value of the transaction.

In addition, the Company may sell securities it does not own and will, therefore, be obligated to purchase such securities at a future date and may incur a loss if the market value of the securities increases subsequent to the date of the sale. At December 31, 2004, the Company had sold $2,659,680 of securities that it did not own.

Retail customer transactions are cleared through the clearing organization on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing organization may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the Clearing organization or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

11. PRIOR PERIOD ADJUSTMENT

During February 2005, the Company discovered that it had not recorded its trading account securities that it was holding, and the related unrealized gains and losses at December 31, 2004. The error understated assets and liabilities at December 31, 2003 by $633,903. The restatement did not effect the net loss for the year ended December 31, 2003 or the beginning accumulated deficit.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Total stockholder's equity qualified for net capital		$1,840,127
Total non-allowable assets		(1,649,672)
Net capital before haircuts on securities positions		190,455
Blockage		(73,014)
Net capital before haircuts and minimum net capital requirement		117,441
Haircuts		(719,616)
Net capital		(602,174)
Calculation of minimum net capital requirement:		
6 2/3% of aggregate indebtedness	$ 296 176	
Minimum dollar net capital requirement of reporting broker	1,000,000	
Net capital requirement (greater of two minimum requirement amounts)		1,000,000
Net capital deficit		$ (1,602,174)
Net capital deficit at 1000%		$ (602,174)
Ratio of aggregate indebtedness to net capital		(738) to 1
RECONCILIATION:		
Net capital, of the December 31, 2004 unaudited Focus Report, as amended		$ (602,174)
Net audit adjustments		-
Net capital, per December 31, 2004 audited report, as filed		$ (602,174)

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION
RULE 15c-3-3
AS OF DECEMBER 31, 2004

Empire Financial Group, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Empire Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Empire Financial Group, Inc. a wholly owned subsidiary of Empire Financial Holding Company, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in accordance with accounting principles generally accepted in

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone: (954) 202-9902 Facsimile: (954) 202-9903

the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, the accounting system and control activities that we consider to be material witnesses as defined above, specifically that the Company did not comply with net capital requirements under rule 17a-3(a) (11) and prepared financial statements without recording trading securities and their related unrealized gains and/or losses applicable to its market making activities during the year. Subsequent to year end, the Company has corrected the material weaknesses. We noted no other matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Empire Financial Group, Inc. for the year ended December 31, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish the objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be or should not be used by anyone other than these specified parties.

Sweeney, Gates + Co.

February 25, 2005